Nixon Peabody LLP 70 W. Madison Street, Suite 5200 Chicago, IL 60602-4378 T / (312) 977-4400 F / (312) 977-4405	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

May 28, 2024

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention: Kibum Park

RE:	Four Leaf Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed May 20, 2024

File No. 001-41646

Ladies and Gentlemen:

This letter sets forth the response on behalf of Four Leaf Acquisition Corporation (the “Company”) to your letter, dated May 24, 2024, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to Company’s preliminary proxy statement on Schedule 14A filed with the Commission on May 20, 2024 (the “Preliminary Proxy Statement”).

In response to the Staff’s comments with respect to the Preliminary Proxy Statement, the Company is publicly filing its Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) with the Commission today.

For your convenience, the comments are reproduced below before the Company’s responses. Unless otherwise defined herein, capitalized terms used in this letter and not otherwise defined herein have the meanings assigned to such terms in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of

Division of Corporation Finance Washington, D.C. 20549 May 28, 2024 Page 2	Attorneys at Law nixonpeabody.com @NixonPeabodyLLP

potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that Mr. Alvin Wang, a resident of the People’s Republic of China and a member of the Company’s Board of Directors, holds 81.4% of the outstanding membership interests in the Company’s Sponsor and has direct influence over our Sponsor. In response to the Staff’s comments, the Company has revised the disclosures contained in the section titled “Risk Factors” on pages 16-17 of the Revised Preliminary Proxy Statement to include additional disclosure in response to the Staff’s comment.

If you have any questions or comments in connection with these matters or Revised Preliminary Proxy Statement generally, please me at (312) 977-4426 or drbrown@nixonpeabody.com, or my colleague Conrad Adkins at (312) 977-4459 or cadkins@nixonpeabody.com.

Sincerely,

/s/ David R. Brown

David R. Brown
Nixon Peabody LLP

cc: Angel Orrantia